G R E G C A R L S O N

600　Main　St,　Worcester,　MA　01608

greg@redemptionrock.beer　　617/ 688 6469

Summary and Qualifications

Professional education in **brewing technology** from America's oldest brewing school, the Siebel Institute of Technology.

Experienced, **award winning home brewer** who's spent 5+ years developing a beer strategy for Redemption Rock while gaining experience on commercial equipment through multiple volunteer positions with local breweries.

Displayed **attention to detail** and dedication to **quality control** through positions in the insurance and financial services industries.

Industry Experience

Idle Hands Craft Ales, Volunteer　　　　Everett, MA　　　03 / 2015 – Present
Flying Dreams Brewing, Volunteer　　　　Worcester, MA
· Worked on numerous occasions in both breweries, gaining first hand experience in the brewing and packaging processes while providing support to local small breweries.

Beer Festivals, Volunteer　　　　Boston, MA　　　02 / 2011 – Present
· Provide volunteer assistance in a variety of roles, including pouring, monitoring and line coordination at the following events: Beer Advocate, Drink Craft Beer, NERAX (New England Real Ale Exhibition), Massachusetts Brewers Guild Fests & Beer Summit.

Education

Siebel Institute of Technology　　　　05 / 2015 – 08 / 2015, 02/2017 – 03/2017
Advanced Course in Brewing Technology (On Campus)
Concise Course in Brewing Technology (Online)
Intensive program focused on equipping professional brewers with comprehensive knowledge of commercial brewing.

　　　　01 / 2014 – 03 / 2014
University of Oklahoma
Chemistry of Beer Course (Online)
Covers the process of brewing from grain to final bottled product, focusing on the chemical and biochemical reactions behind beer production.

　　　　Boston, MA　　　2005 – 2009
Suffolk University
Bachelor of Science in Journalism
Concentration in Media Studies

Professional Experience

Coverys, Data Quality Associate　　　　Boston, MA　　　2014 – Present
· Maintain overall department data quality while handling preliminary new business submissions and processing account information changes.
· Promptly and thoroughly handle requests for information from customers and agents.

Cambridge Associates, Project Assistant　　　　Cambridge, MA　　　2013 – 2014
· Executed project to consolidate, organize, review, and edit marketing materials, contracts, and correspondence for reporting purposes.